Exhibit 99.2

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month periods ended June 30, 2018 and 2017. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim consolidated financial statements as of June 30, 2018 and for the six-month periods ended June 30, 2018 and 2017, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission (the “SEC) on March 9, 2018 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	the length and number of off-hire periods and dependence on third-party managers; and

●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of June 30, 2018:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.

Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe

Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe

Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe

Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe

Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight line basis over the period of the time charter. Such revenues are treated in accordance with IAS 17 as lease income. Associated voyage expenses are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

As of January 1, 2018, we adopted IFRS 15 “Revenue from Contracts with Customers”. Pursuant to this standard, as of January 1, 2018, we elected to present Voyage revenues net of address commissions. Address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for this consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying unaudited interim condensed consolidated statements of comprehensive loss. In this respect, for the six months ended June 30, 2017, Voyage revenues and Voyage expenses each decreased by $0.2 million.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses

Voyage expenses primarily consist of port expenses and owners’ expenses borne and paid by the charterer, canal and bunker expenses that are unique to a particular charter under time charter arrangements or by the Company under voyage charter arrangements. Furthermore, voyage expenses include commission on revenue paid by the Company.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $300 per lightweight ton.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is generally linked to the three month LIBOR rate.

Selected Information

Our selected consolidated financial and other data for the six months ended June 30, 2018 and 2017 and as of June 30, 2018 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as of December 31, 2017 presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Statements of Comprehensive (Loss) / Income Data

(In thousands of U.S. Dollars)

	Six months ended
	June 30,
	2018	2017
	(unaudited)
Consolidated statement of comprehensive loss data:
Voyage revenues	8,132	6,066
Management fee income	-	31
Total Revenues	8,132	6,097

Voyage expenses	(610)	(525)
Vessel operating expenses	(5,282)	(4,338)
Depreciation	(2,281)	(2,469)
Depreciation of dry docking costs	(494)	(405)
Administrative expenses	(676)	(758)
Administrative expenses payable to related parties	(267)	(250)
Share-based payments	(20)	(20)
Other income, net	5	77
Operating (loss)/profit before financing activities	(1,493)	(2,591)
Interest expense and finance costs	(1,027)	(988)
Foreign exchange (losses)/gains, net	47	(146)
Total finance costs, net	(980)	(1,134)
Total comprehensive loss for the period	(2,473)	(3,725)

Basic & diluted loss per share for the period (1)	(0.08)	(0.17)

 (1) The weighted average number of shares for the six month period ended June 30, 2018 was 31,961,612 compared to 22,353,211 shares for the six month period ended June 30, 2017.

Balance Sheets Data

(In thousands of U.S. Dollars)

	As of June 30,	As of December 31,
	2018	2017
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	85,587	87,320
Other non-current assets	60	53
Total non-current assets	85,647	87,373
Cash and bank balances and bank deposits	1,588	2,756
Other current assets	1,876	1,474
Total current assets	3,464	4,230
Total assets	89,111	91,603
Total equity	42,125	43,968
Total debt net of unamortized debt discount	39,333	41,538
Other liabilities	7,653	6,097
Total liabilities	46,986	47,635
Total equity and liabilities	89,111	91,603

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Six months ended
	June 30,
	2018	2017
	(Unaudited)
Statement of cash flow data:
Net cash (used in)/generated from operating activities	1,229	(704)
Net cash (used in)/generated from investing activities	(43)	(8)
Net cash (used in)/generated from financing activities	(2,354)	1,375

	Six months ended June 30,
	2018	2017
	(Unaudited)

Ownership days (1)	905	905
Available days (2)	866	904
Operating days (3)	847	882
Fleet utilization (4)	97.8%	97.6%
Average number of vessels (5)	5.0	5.0
Daily time charter equivalent (TCE) rate (6)	8,689	6,133
Daily operating expenses (7)	5,837	4,794

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Six months ended June 30,
	2018	2017
	(Unaudited)

Voyage revenues	8,132	6,066
Less: Voyage expenses	610	525
Net revenues	7,522	5,541
Available days	866	904
Daily TCE rate (1)	8,689	6,133

(1) Subject to rounding.

Results of Operations

First half of the year 2018 compared to the first half of the year 2017

Total comprehensive loss for the first half of the year 2018 amounted to $2.5 million or $0.08 basic loss per share based on 31,961,612 weighted average number of shares, compared to total comprehensive loss of $3.7 million for the same period last year or $0.17 basic loss per share based on 22,353,211 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive loss during the first half of 2018 compared to the first half of 2017 (expressed in $000’s):

1st half of 2018 vs 1st half of 2017

Net loss for the 1st half of 2017	(3,725)
Increase in voyage revenues	2,066
Decrease in Management fee income	(31)
Increase in Voyage expenses	(85)
Increase in Vessels operating expenses	(944)
Decrease in Depreciation	188
Increase in Depreciation of dry docking costs	(89)
Decrease in Total administrative expenses	65
Decrease in Other income, net	(72)
Increase in Interest expense and finance costs	(39)
Decrease in Foreign exchange losses	193
Net loss for the 1st half of 2018	(2,473)

Voyage revenues

During the six-month period ended June 30, 2018 and 2017, our Voyage revenues reached $8.1 million and $6.1 million respectively. The 33% increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the first half of 2018 compared to the same period in 2017. Daily Time Charter Equivalent rate (TCE) for the first half of 2018 was $8,689 per vessel per day against $6,133 per vessel per day during the same period in 2017 corresponding to an increase of 42%.

Voyage expenses

Voyage expenses reached $0.6 million during the first half of 2018 compared to $0.5 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the first half of 2018 and 2017 are analyzed as follows:

In $000’s	2018	2017
Commissions	130	103
Bunkers expenses	322	341
Other voyage expenses	158	81
Total	610	525

Depreciation

Depreciation for the six months ended June 30, 2018 reached $2.3 million compared to $2.5 during the same period last year. This is mainly attributed to the fact that during the first quarter of 2018, the Company adjusted the scrap rate from $250/ton to $300/ton due to the increased scrap rates worldwide.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $5.3 million during the first half of 2018 compared to $4.3 million during the first half of 2017. The breakdown of our operating expenses for the six month period ended June 30, 2018 and 2017 was as follows:

	2018	2017
Crew expenses	46%	53%
Repairs and spares	30%	23%
Insurance	5%	8%
Stores	11%	7%
Lubricants	5%	6%
Other	3%	3%

Average daily operating expenses during the six-month periods ended June 30, 2018 and 2017 were $5,837 per vessel per day and $4,794 per vessel per day respectively, corresponding to an increase of 22%. We deem this to be extraordinary event with no lasting impact on our operating expenses which we expect to decrease throughout the year.

Interest expense and finance costs

Interest expense and finance costs reached $1 million during the first half of both 2018 and 2017. The increase in interest payable on our loans is due to the increase in libor rates. Interest expense and finance costs for the first half of 2018 and 2017 are analyzed as follows:

In $000’s	2018	2017
Interest payable on long-term borrowings	971	874
Bank charges	15	18
Amortization of debt discount	38	43
Other finance expenses	3	53
Total	1,027	988

Liquidity and capital resources

As of June 30, 2018 and 2017, our cash and bank balances and bank deposits were $1.6 million and $0.8 million respectively.

As of June 30, 2018, we reported a working capital deficit of $43.4 million and our cash flow projections indicated that cash on hand and cash to be provided by operating activities might not be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these unaudited interim condensed consolidated financial statements.

As of June 30, 2018, we were not in compliance with the loan covenants of the agreements with the banks. We did not obtain further waivers and breached covenants contained in these loan agreements constituting an event of default. In the event of default under the DVB Loan Agreement or the HSH Loan Agreement, due to cross-default provisions included in these agreements, our lenders can elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which can constitute all or substantially all of our assets. Up to date no such action had been taken by the lenders against us.

The above conditions raise substantial doubt about our ability to continue as a going concern. We are exploring several alternatives aiming to manage our working capital requirements and other commitments, including prospective sale of one vessel, if needed and discussions with other financial institutions and private funds to provide us with refinancing for the existing loans. Management expects that the lenders will not demand payment of the loans before their maturity, provided that we pay scheduled loan instalments and accumulated interest as they fall due under the existing loan agreements. Management plans to settle loan interest and scheduled loan repayments with cash at hand and cash expected to be generated from the operations and from financing activities. If for any reason we are unable to continue as a going concern, this could have an impact on our ability to realize assets at their recognized values and to extinguish liabilities in the normal course of business.

Net cash generated from operating activities for the six month period ended June 30, 2018 was $1.2 million compared to net cash used in operating activities of $0.7 million during the respective period in 2017. The increase in our cash from operations was mainly attributed to the increase in our Voyage Revenues from $6.1 million during the first half of 2017 to $8.1 million during the six month period under consideration.

Net cash (used in)/generated from financing activities during the six month period ended June 30, 2018 and 2017 were as follows:

	Six months ended June 30,
In $000’s	2018	2017
Proceeds from issuance of share capital	600	5,011
Repayment of long term debt	(2,244)	(1,406)
Decrease in Restricted cash	210	-
Interest paid	(920)	(2,230)
Net cash (used in)/generated from financing activities	(2,354)	1,375

As of June 30, 2018 and 2017 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreement with DVB Bank SE and the Loan agreement with HSH Nordbank AG of an aggregate of $39.4 million and $44.4 million respectively gross of unamortized debt discount.

Recent Developments

Exercise of Warrants

In January 2018, an investor partially exercised his warrant by purchasing 375,000 of the Company’s common shares for aggregate gross proceeds to the Company of $600,000. For guidance please refer to our last published Annual Report discussing in detail t the Company’s Share and Warrant Purchase Agreement of February 8, 2017 (“February 2017 private placement”).

As of June 30, 2018, in connection with the February 2017 private placement, the February 2017 Warrants outstanding were exercisable for an aggregate of 30,523,209 common shares.

Receipt of Nasdaq Notice of Deficiency

On May 4, 2018, we announced that we had received written notification from The Nasdaq Stock Market (“Nasdaq”) dated April 30, 2018, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until October 29, 2018.

We monitor the closing bid price of our common stock until October 29, 2018 and are considering our options, including a potential reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. We can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event we do not regain compliance within the 180-day grace period and we meet all other listing standards and requirements we may be eligible for an additional 180-day grace period.

We intend to cure the deficiency within the prescribed grace period. During this time, our common stock will continue to be listed and trade on the Nasdaq Capital Market. Our business operations are not affected by the receipt of the notification.

At the Annual Meeting of the Shareholders held at September 18, 2018 we proceeded to the amendment to the Company’s Articles of Incorporation to effect a reverse stock split of the Company’s issued and outstanding shares of common stock by a ratio of up to (and including) one-for-10, with the exact ratio to be set at a whole number to be determined by the Company’s Board of Directors or a committee thereof in its discretion, at any time after approval of the amendment, and to authorize the Company’s Board of Directors to implement the reverse stock split by filing such amendment with the Registrar of Corporations of the Republic of the Marshall Islands.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the six-month periods ended June 30, 2018 and 2017	F-2

Condensed Consolidated Statement of Financial Position as of June 30, 2018 (Unaudited) and December 31, 2017	F-3

Unaudited Interim Condensed Consolidated Statement of Changes in Equity for the six-month periods ended June 30, 2018 and 2017	F-4

Unaudited Interim Condensed Consolidated Statement of Cash Flows for the six-month periods ended June 30, 2018 and 2017	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-15

F-1

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the six-months ended June 30, 2018 and 2017

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

		Six months ended June 30,
	Notes	2018	2017
REVENUES:
Voyage revenues		8,132	6,066
Management and consulting fee income		-	31
Total Revenues		8,132	6,097

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses		(610)	(525)
Vessel operating expenses		(5,282)	(4,338)
Depreciation	5	(2,281)	(2,469)
Depreciation of dry docking costs	5	(494)	(405)
Administrative expenses		(676)	(758)
Administrative expenses payable to related parties		(267)	(250)
Share-based payments	9	(20)	(20)
Other income, net		5	77
Operating loss		(1,493)	(2,591)

Interest expense and finance costs		(1,027)	(988)
Foreign exchange gains/(losses), net		47	(146)

TOTAL LOSS FOR THE PERIOD		(2,473)	(3,725)
Other Comprehensive Income		-	-
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(2,473)	(3,725)

Loss per share (U.S.$):
- Basic and Diluted loss per share for the period	7	(0.08)	(0.17)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2018 and December 31, 2017

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

		June 30,	December 31,
ASSETS	Notes	2018	2017

NON-CURRENT ASSETS
Vessels, net	5	85,587	87,320
Office furniture and equipment		50	43
Other non-current assets		10	10
		85,647	87,373
CURRENT ASSETS
Trade receivables, net		121	177
Inventories		398	661
Prepayments and other assets		1,357	426
Restricted cash	3	-	210
Cash and cash equivalents	3	1,588	2,756
		3,464	4,230
TOTAL ASSETS		89,111	91,603

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	128	126
Share premium	6	140,199	139,571
Accumulated deficit		(98,202)	(95,729)
Total equity		42,125	43,968
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	4,8	-	-
Provision for staff retirement indemnities		84	82
		84	82
CURRENT LIABILITIES
Current portion of long-term borrowings	8	39,333	41,538
Trade accounts payable		5,217	4,258
Accrued liabilities and other payables		1,900	1,455
Deferred revenue		452	302
		46,902	47,553
TOTAL LIABILITIES		46,986	47,635
TOTAL EQUITY AND LIABILITIES		89,111	91,603

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-months ended June 30, 2018 and 2017

(Expressed in thousands of U.S. Dollars, except share and per share and warrants data)

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2018	126	139,571	(95,729)	43,968
Loss for the period	-	-	(2,473)	(2,473)
Issuance of common stock due to exercise of warrants(Note 6)	2	598	-	600
Share-based payments (Note 9)	-	30	-	30
As at June 30, 2018	128	140,199	(98,202)	42,125

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2017	10	110,004	(89,254)	20,760
Loss for the period	-	-	(3,725)	(3,725)
Issuance of common stock (Note 6)	100	24,900	-	25,000
Issuance of common stock due to exercise of warrants	-	11	-	11
Share-based payments (Note 9)	-	18	-	18
As at June 30, 2017	110	134,933	(92,979)	42,064

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-months ended June 30, 2018 and 2017

(Expressed in thousands of U.S. Dollars)

		Six months ended June 30,
	Notes	2018	2017
Operating activities
Loss for the period		(2,473)	(3,725)
Adjustments for:
Depreciation	5	2,281	2,469
Depreciation of deferred dry docking costs	5	494	405
Payment of deferred dry docking costs		(290)	(176)
Provision for staff retirement indemnities		2	2
Interest expense and finance costs		1,027	988
Foreign exchange gains, net		(61)	123
Share based payment	9	30	20
(Increase)/decrease in:
Trade receivables, net		56	64
Inventories		263	127
Prepayments and other assets		(931)	(55)
Increase/(decrease) in:
Trade accounts payable		285	(535)
Accrued liabilities and other payables		396	(264)
Deferred revenue		150	(147)
Net cash generated from/(used in) operating activities		1,229	(704)
Cash flows from investing activities:
Purchase of vessel equipment		(26)	-
Purchases of office furniture and equipment		(17)	(8)
Interest received		-	-
Net cash (used in)/ generated from investing activities		(43)	(8)
Cash flows from financing activities:
Repayment of long-term debt		(2,244)	(1,406)
Proceeds from issuance of share capital		600	5,011
Pledged bank deposits	3	210	-
Interest paid		(920)	(2,230)
Net cash (used in)/ generated from financing activities		(2,354)	1,375
Net (decrease) / increase in cash and cash equivalents		(1,168)	663
Cash and cash equivalents at the beginning of the year	3	2,756	163
Cash and cash equivalents at the end of the period	3	1,588	826

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2018

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006 under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010 Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010 Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of June 30, 2018:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned

Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.

Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe

Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe

Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe

Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe

Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of the management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s comprehensive loss, financial position and cash flow for the periods presented. Operating results for the six-month period ended June 30, 2018 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2018.

The unaudited interim condensed consolidated financial statements for the six months ended June 30, 2018 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2017 Annual Report.

The unaudited interim condensed consolidated financial statements as of June 30, 2018 and for the six months then ended, were approved for issuance by the Board of Directors on September 24, 2018.

F-6

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2018

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information (continued)

Going Concern basis of accounting:

As of June 30, 2018, the Company reported a working capital deficit of $43,438 and its cash flow projections indicated that cash on hand and cash to be provided by operating activities might not be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these unaudited interim condensed consolidated financial statements.

As of June 30, 2018, the Company was not in compliance with the loan covenants of the agreements with the banks. The Company did not obtain further waivers and breached covenants contained in these loan agreements constituting an event of default. In the event of default under the DVB Loan Agreement or the HSH Loan Agreement, due to cross-default provisions included in these agreements, the Company’s lenders can elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which can constitute all or substantially all of the Company’s assets. Until the date of issuance of these unaudited interim condensed financial statements no such action had been taken by the lenders against the Company.

The above conditions raise substantial doubt about the entity's ability to continue as a going concern. The Company is exploring several alternatives aiming to manage its working capital requirements and other commitments, including prospective sale of one vessel, if needed and discussions with other financial institutions and private funds to provide the Company with refinancing for the existing loans. Management expects that the lenders will not demand payment of the loans before their maturity, provided that the Company pays scheduled loan instalments and accumulated interest as they fall due under the existing loan agreements. Management plans to settle loan interest and scheduled loan repayments with cash at hand and cash expected to be generated from the operations and from financing activities. If for any reason the Company is unable to continue as a going concern, this could have an impact on the Company’s ability to realize assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in these unaudited interim condensed consolidated financial statements.

2.	Significant Accounting Policies and recent accounting pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following amended IFRS which have been adopted by the Company as of January 1, 2018:

•	IFRS 9 Financial Instruments: Classification and Measurement

The final version of IFRS 9 Financial Instruments reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. The Company has adopted the simplified approach for the “expected credit loss” model that is introduced by this Standard. Management has made an assessment of the effect of the standard and considers it has no impact on its financial position or performance.

•	IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. The Company has assessed that this standard does not have a material effect on its consolidated financial statements. In addition, pursuant to this standard, as of January 1, 2018, the Company elected to present Voyage revenues net of address commissions. Address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for this consideration provided to the charterer, these commissions are presented as a reduction of revenue in the accompanying unaudited interim condensed consolidated statements of comprehensive loss. In this respect, for the six months ended June 30, 2017, Voyage revenues and Voyage expenses each decreased by $233.

F-7

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2018

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and recent accounting pronouncements (continued)

•	IFRS 15: Revenue from Contracts with Customers (Clarifications)

The objective of the Clarifications is to clarify the IASB’s intentions when developing the requirements in IFRS 15 Revenue from Contracts with Customers, particularly the accounting of identifying performance obligations amending the wording of the “separately identifiable” principle, of principal versus agent considerations including the assessment of whether an entity is a principal or an agent as well as applications of control principle and of licensing providing additional guidance for accounting of intellectual property and royalties. The Clarifications also provide additional practical expedients for entities that either apply IFRS 15 fully retrospectively or that elect to apply the modified retrospective approach. The Company has assessed that the adoption did not have a material effect on its consolidated financial statements, other than additional disclosure requirements in the notes to the financial statements, since the Company has chartered its vessels under time charter agreements, and in this respect revenue is accounted under the leases standard.

•	IFRS 2: Classification and Measurement of Share based Payment Transactions (Amendments)

The Amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, for share-based payment transactions with a net settlement feature for withholding tax obligations and for modifications to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Company has assessed that these amendments have no impact on its financial position or performance.

•	IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (Amendments)

The amendments address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the new insurance contracts standard that the Board is developing to replace IFRS 4. The amendments introduce two options for entities issuing insurance contracts: a temporary exemption from applying IFRS 9 and an overlay approach, which would permit entities that issue contracts within the scope of IFRS 4 to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets. The Company has assessed that these amendments have no impact on its financial position or performance.

•	IAS 40: Transfers to Investment Property (Amendments)

The Amendments clarify when an entity should transfer property, including property under construction or development into, or out of investment property. The Amendments state that a change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. A mere change in management’s intentions for the use of a property does not provide evidence of a change in use. The Company has assessed that these amendments have no impact on its financial position or performance.

•	IFRIC INTERPETATION 22: Foreign Currency Transactions and Advance Consideration

The Interpretation clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. The Interpretation covers foreign currency transactions when an entity recognizes a non-monetary asset or a non-monetary liability arising from the payment or receipt of advance consideration before the entity recognizes the related asset, expense or income. The Interpretation states that the date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. The Company has assessed that this interpretation has no impact on its financial position or performance.

•	The IASB has issued the Annual Improvements to IFRSs 2014 – 2016 Cycle, which is a collection of amendments to IFRSs. The Company has assessed that these amendments will not have an impact on its financial position or performance.

➢	IAS 28 Investments in Associates and Joint Ventures: The amendments clarify that the election to measure at fair value through profit or loss an investment in an associate or a joint venture that is held by an entity that is venture capital organization, or other qualifying entity, is available for each investment in an associate or joint venture on an investment-by-investment basis, upon initial recognition.

Standards issued but not yet effective and not early adopted:

•	IFRS 16: Leases

The standard is effective for annual periods beginning on or after January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). The new standard requires lessees to recognize most leases on their financial statements. Lessees will have a single accounting model for all leases, with certain exemptions. Lessor accounting is substantially unchanged. Management anticipates that the implementation of this standard will not have a material impact on the Company's financial statements, since the changes for lessors are fairly minor.

F-8

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2018

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and recent accounting pronouncements (continued)

•	IFRS 17: Insurance Contracts

The standard is effective for annual periods beginning on or after January 1, 2021 with earlier application permitted if both IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments have also been applied. IFRS 17 Insurance Contracts establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts held and investment contracts with discretionary participation features issued. The objective is to ensure that entities provide relevant information in a way that faithfully represents those contracts. This information gives a basis for users of financial statements to assess the effect that contracts within the scope of IFRS 17 have on the financial position, financial performance and cash flows of an entity. The application of this standard will have no impact on the financial position or the performance of the Company.

•	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. The application of this amendment will have no impact on the financial position or the performance of the Company since the Company is not an investment entity.

•	IFRS 9 Amendment: Prepayment features with negative compensation

The Amendment is effective for annual reporting periods beginning on or after January 1, 2019 with earlier application permitted. The Amendment allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract (so that, from the perspective of the holder of the asset there may be ‘negative compensation’), to be measured at amortized cost or at fair value through other comprehensive income. Management does not expect that these amendments will have an impact on the Company’s financial position or performance.

•	IAS 28 Amendments: Long-term Interests in Associates and Joint Ventures

The Amendments are effective for annual reporting periods beginning on or after January 1, 2019 with earlier application permitted. The Amendments relate to whether the measurement, in particular impairment requirements, of long term interests in associates and joint ventures that, in substance, form part of the ‘net investment’ in the associate or joint venture should be governed by IFRS 9, IAS 28 or a combination of both. The Amendments clarify that an entity applies IFRS 9 Financial Instruments, before it applies IAS 28, to such long-term interests for which the equity method is not applied. In applying IFRS 9, the entity does not take account of any adjustments to the carrying amount of long- term interests that arise from applying IAS 28. Management does not expect that these amendments will have an impact on its financial position or performance.

•	IFRIC INTERPETATION 23: Uncertainty over Income Tax Treatments

The Interpretation is effective for annual periods beginning on or after January 1, 2019 with earlier application permitted. The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12. The Interpretation provides guidance on considering uncertain tax treatments separately or together, examination by tax authorities, the appropriate method to reflect uncertainty and accounting for changes in facts and circumstances. The Company does not expect that this interpretation will have an impact on the Company’s financial position or performance.

•	IAS 19: Plan Amendment, Curtailment or Settlement (Amendments)

The Amendments are effective for annual periods beginning on or after January 1, 2019 with earlier application permitted. The amendments require entities to use updated actuarial assumptions to determine current service cost and net interest for the remainder of the annual reporting period after a plan amendment, curtailment or settlement has occurred. The amendments also clarify how the accounting for a plan amendment, curtailment or settlement affects applying the asset ceiling requirements. Management does not expect that these amendments will have an impact on the Company’s financial position or performance.

F-9

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2018

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and recent accounting pronouncements (continued)

•	Conceptual Framework in IFRS standards

The IASB issued the revised Conceptual Framework for Financial Reporting on March 29, 2018. The Conceptual Framework sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards. IASB also issued a separate accompanying document, Amendments to References to the Conceptual Framework in IFRS Standards, which sets out the amendments to affected standards in order to update references to the revised Conceptual Framework. Its objective is to support transition to the revised Conceptual Framework for companies that develop accounting policies using the Conceptual Framework when no IFRS Standard applies to a particular transaction. For preparers who develop accounting policies based on the Conceptual Framework, it is effective for annual periods beginning on or after January 1, 2020.

•	The IASB has issued the Annual Improvements to IFRSs 2015 – 2017 Cycle, which is a collection of amendments to IFRSs. The amendments are effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. Management is in the process of assessing the impact of these Amendments on the Company’s financial position or performance.

➢	IFRS 3 Business Combinations and IFRS 11 Joint Arrangements: The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, it remeasures previously held interests in that business. The amendments to IFRS 11 clarify that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.
➢	IAS 12 Income Taxes: The amendments clarify that the income tax consequences of payments on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits has been recognized.
➢	IAS 23 Borrowing Costs: The amendments clarify paragraph 14 of the standard that, when a qualifying asset is ready for its intended use or sale, and some of the specific borrowing related to that qualifying asset remains outstanding at that point, that borrowing is to be included in the funds that an entity borrows generally.

3	Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	June 30, 2018	December 31, 2017
Cash on hand	39	-
Cash at banks	1,549	2,756
Total	1,588	2,756

Cash held in banks earns interest at floating rates based on daily bank deposit rates. Bank deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company and earn interest at the respective bank deposit rates.

As at June 30, 2018, the Company had not pledged any amount ($210 as at December 31, 2017) in order to fulfil collateral requirements. The restricted cash as at June 30, 2018 was nil and at December 31, 2017 was $210. As per Company’s loan agreements, restricted cash as at June 30, 2018 should have amounted to $750, accordingly, the related covenant has been breached (see also Note 1 and 8)

4	Transactions with Related Parties

Details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2018 and are discussed in Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report except for the transactions described below.

The ultimate controlling party of the Company is Mr. George Feidakis who beneficially owns 18,539,288 common shares as of June 30, 2018 through Firment Shipping Inc., a Marshall Islands corporation for which he exercises sole voting and investment power. As at June 30, 2018, Mr Feidakis beneficially owned 58% of Globus’ shares.

F-10

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2018

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5	Vessels, net

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry docking costs	Net Book Value
Balance at January 1, 2018	179,401	(92,702)	4,830	(4,209)	87,320
Additions	26	-	1,005	-	1,031
Depreciation & Amortization	-	(2,270)	-	(494)	(2,764)
Balance at June 30, 2018	179,427	(94,972)	5,835	(4,703)	85,587

No events and circumstances were identified that would require an impairment loss to be recognized based on the Company’s impairment assessment as of June 30, 2018.

During the first quarter of 2018, the Company adjusted the scrap rate from $250/ton to $300/ton due to the increased scrap rates worldwide. This resulted to a decrease of $88 of the depreciation charge included in the unaudited interim condensed consolidated statement of comprehensive loss for the six-months ended June 30, 2018.

6	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	June 30,	December 31,
	2018	2017
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

Common Shares issued and fully paid	Number of shares	USD
As at January 1, 2018	31,630,419	126
Issued during the period for share based compensation (Note 9)	33,274	-
Issuance of common stocks due to exercise of warrants	375,000	2
As at June 30, 2018	32,038,693	128

Common Shares issued and fully paid	Number of shares	USD
As at January 1, 2017	2,627,674	10
Issued during the period for share based compensation (Note 9)	2,599	-
Issuance of common stocks (Note 4)	25,000,000	100
Issuance of common stocks due to exercise of warrants	7,000	-
As at June 30, 2017	27,637,273	110

As of June 30, 2018 and 2017 the Company had no Class B or series A preferred shares outstanding.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share based payments described in Note 9. At June 30, 2018 and December 31, 2017 Globus share premium amounted to $140,199 and $139,571, respectively.

F-11

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2018

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6	Share Capital and Share Premium (continued)

As of June 30, 2018, in connection with the February 2017 private placement, the Company had 30,523,209 of the February 2017 Warrants outstanding to purchase an aggregate of 30,523,209 common shares.

Further to the February 2017 private placement an investor, other than Firment Shipping Inc. and Silaner Investments Limited, partially exercised in January 2018 its warrants, purchasing 375,000 of the Company’s common shares for aggregate gross proceeds to the Company of approximately $600.

As of June 30, 2018, in connection with the October 2017 private placement, the Company had 12,500,000 of the October 2017 Warrants outstanding to purchase an aggregate of 12,500,000 common shares.

Each of the February and October 2017 Warrants are exercisable for 24 months after their respective issuance. Under the terms of the warrants, all warrant holders (other than Firment Shipping Inc., which has no such restriction in its warrants) may not exercise their warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of common shares which would exceed 4.99% (which may be increased, but not to exceed 9.99%) of the Company’s then outstanding common shares immediately following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised. This provision does not limit a warrant holder from acquiring up to 4.99% of the Company’s common shares, selling all of their common shares, and re-acquiring up to 4.99% of the Company’s common shares.

7	Loss per Share

Basic earnings/(loss) per share (“EPS”/‘‘LPS’’) is calculated by dividing the net profit/(loss) for the period attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings/(loss) per share is calculated by dividing the net profit/(loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the period plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares.

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	June 30,
	2018	2017
Loss attributable to common equity holders	(2,473)	(3,725)
Weighted average number of shares for basic and diluted LPS	31,961,612	22,353,211

8	Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Devocean Maritime LTD., Domina Maritime LTD. & Dulac Maritime S.A.	23,550	(73)	23,477
(b)	Artful Shipholding S.A. & Longevity Maritime Limited	15,866	(10)	15,856

	Total at June 30, 2018	39,416	(83)	39,333
	Less: Current Portion	(39,416)	83	(39,333)
	Long-Term Portion	-	-	-

	Total at December 31, 2017	41,660	(122)	41,538
	Less: Current Portion	(41,660)	122	(41,538)
	Long-Term Portion	-	-	-

Details of the Company’s credit facilities and debt securities are discussed in Note 12 of the Company’s consolidated financial statements for the year ended December 31, 2017, included in the 2017 Annual Report.

F-12

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2018

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8	Long-Term Debt, net (continued)

As of June 30, 2018, the Company was not in compliance with the loan covenants of the agreements with the banks. The Company did not obtain further waivers and breached covenants contained in these loan agreements constituting an event of default. In the event of default under the DVB Loan Agreement or the HSH Loan Agreement, due to cross-default provisions included in these agreements, the Company’s lenders can elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which can constitute all or substantially all of the Company’s assets. Until the date of issuance of these unaudited interim condensed financial statements no such action had been taken by the lenders against the Company. In more detail:

(a)	Relating to the Loan Agreement with HSH NORDBANK AG in the principal amount of (originally) up to US$30,000 to Devocean Maritime Ltd., Domina Maritime Ltd. and Dulac Maritime S.A.:

•	The aggregate amount of Cash held by the Group on a consolidated basis should, on each day, exceed an amount in dollars equal to 5% of the Total Indebtedness. The Company’s Cash as of June 30, 2018 was $1,588 whereas it should be $1,967.
•	Tangible Net Worth should not at any time be less than $30,000. As of June 30, 2018 the Company’s Tangible Net Worth was $12,288
•	The ratio of Total Liabilities to the Market Value Adjusted Assets should at all times be less than 0.75:1.00. The Company’s ratio as of June 30, 2018 was 0.78.
•	The Borrowers should maintain in the Minimum Liquidity Account at all times cash balances in an aggregate amount of no less than Two hundred and fifty thousand dollars ($250) per Mortgaged Ship; therefore it should have $750 for the three vessels. The Company had no amount as Restricted Cash as of June 30, 2018.

(b)	Relating to the Loan Agreement with DVB BANK SE, in the principal amount of up to (originally) US$40,000 to Artful Shipholding S.A. and Longevity Maritime Limited.:

•	The Company should hold cash of at least $10,000 or $1,000 per each of its vessels; therefore it should have $5,000 as of June 30, 2018. The Company’s Cash as of June 30, 2018 was $1,588.
•	The Company should have a net worth of at least $50,000. As of June 30, 2018 the Company’s net worth was $12,288.
•	The Company should maintain a ratio of at least 35% of its assets less liabilities to its assets. As of June 30, 2018 the ratio of the Company was 21%.

The contractual annual loan principal payments per bank loan to be made subsequent to June 30, 2018, were as follows (maturities have been determined as if the banks will not call in their loans):

	(a)	(b)
	HSH Bank	DVB Bank		Total
June 30,		Tranche (A)	Tranche (B)
2019	2,774	7,940	7,926	18,640
2020 and thereafter	20,776	-	-	20,776
Total	23,550	7,940	7,926	39,416

9	Share Based Payment

Share based payment comprise the following:

Period from January 1 to June 30, 2018	Number of common shares	Number of preferred shares	Issued share Capital	Share premium

Non-executive directors payment	33,274	-	-	30
Total at June 30, 2018	33,274	-	-	30

F-13

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2018

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9	Share Based Payment (continued)

Period from January 1 to June 30, 2017	Number of common shares	Number of preferred shares	Issued share Capital	Share premium

Non-executive directors payment	2,599	-	-	18
Total at June 30, 2017	2,599	-	-	18

Series A Preferred shares:

As of June 30, 2018 and 2017, there were no series A preferred shares outstanding.

10	Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

11	Commitments

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between seven days to five months as of June 30, 2018 and between six days to two months as of December 31, 2017, assuming redelivery at the earliest possible date. Future net minimum lease revenues receivable under non-cancellable operating leases as of June 30, 2018 and December 31, 2017, are as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	June 30, 2018	December 31, 2017
Within one year	2,724	1,548
Total	2,724	1,548

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

At June 30, 2018, the Company was a party to an operating lease agreement as lessee. The operating lease relates to the office premises of the Manager at a monthly rate of €10.36 and for a lease period ending January 2, 2025.

The future minimum lease payments under this agreement as of June 30, 2018 assuming a Euro: US dollar exchange rate for 2018: 1:1.16, were as follows:

June 30, 2018
Within one year	144
After one year but not more than five years	577
More than five years	217
Total	938

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GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2018

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12	Fair values

The carrying values of financial instruments such as cash and cash equivalents, restricted cash, trade receivables and trade payables approximate their fair value due to the short-term nature of these financial instruments. The fair values of the credit and loan facilities as of June 30, 2018 and December 31, 2017, was $39,234 and $41,219 respectively while their carrying value measured at amortised cost as of June 30, 2018 and December 31, 2017, was $39,333 and $41,538 respectively.

Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s liabilities

As at June 30, 2018 and December 31, 2017, the Company held the following liabilities measured at or disclose their fair value:

	June 30, 2018	Level 1	Level 2	Level 3
Liabilities for which fair values are disclosed
Long term borrowings	39,234	-	39,234	-

	December 31, 2017	Level 1	Level 2	Level 3
Liabilities for which fair values are disclosed
Long term borrowings	41,219	-	41,219	-

There have been no transfers between Level 1 and Level 2 during the period.

13	Events after the reporting date

There are no events after the reporting date that require disclosure in the unaudited condensed consolidated Financial Statements.

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